19
417

U.S. SI 06007081 COMMISSION
549

AB 3/31/06

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-66313

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PANAMERICAN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
745 Fifth Ave, Suite 1406
(No. and Street)

New York	**New York**	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Stone (212) 752-2860
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

PROCESSED
JUN 08 2006
E
THOMSON FINANCIAL

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

PANAMERICAN CAPITAL SECURITIES, LLC

David Stone, Managing Member

Subscribed and sworn to
before me this 21st day of February, 2006

Laura Casali
Notary Public

LAURA CASALI
Notary Public - State of New York
NO. 01CA6078258
Qualified in Queens County
My Commission Expires Jul 29, 2006

This report contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	statement of financial condition.
x	(c)	statement of income.
x	(d)	statement of cash flows.
x	(e)	statement of changes in shareholders' equity or partners' or sole proprietor's capital.
	(f)	statement of changes in liabilities subordinated to claims of general creditors.
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
x	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
x	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
x	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the SIPC supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Independent auditors' report on internal accounting control.
	(p)	Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2005

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2005

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PANAMERICAN CAPITAL SECURITIES, LLC
745 FIFTH AVE. SUITE 1406
NEW YORK, NEW YORK 10151

February 15, 2006

SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance

Gentlemen:

In accordance with the provisions of Rule 17a-5(e)(3), it is requested that the attached annual audited report for PanAmerican Capital Securities, LLC shall be deemed confidential, except that it shall be available for official use by an official or employee of the United States or any state, by national securities exchanges and registered national securities associations of which we are a member, and by any person to whom the Commission authorizes disclosure of such information as being in the public interest.

Very truly yours,

PANAMERICAN CAPITAL SECURITIES, LLC

CONFIDENTIAL TREATMENT

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005

ASSETS	
Cash	$ 28,335
TOTAL ASSETS	$ 28,335
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES	
Accrued Expenses	$ 1,000
Due to Member	3,368
TOTAL LIABILITIES	4,368
MEMBER'S CAPITAL	
Member's Capital	23,967
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 28,335